5/7/02


02005146

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 2-7-02**

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[A]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17873


RECEIVED
JAN 3 1 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2000 AND ENDING November 30, 2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Engelman Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Place, 440 South LaSalle Street Suite 1211
(No. and Street)

Chicago Illinois 60605
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Shapiro (847) 679-4552
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
Name — *if individual, state last, first, middle name)*

33 West Monroe Chicago, Illinois 60603
(Address) (City) (State) (Zip Code)

PROCESSED
FEB 1 1 2002
THOMSON FINANCIAL

[C]HECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* ***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

[S]EC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, James E. Carney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Engelman Securities, Inc., as of November 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public


OFFICIAL SEAL
JACQUELINE LUCENTE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/28/05

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

Engelman Securities, Inc.

Statement of Financial Condition
As of November 30, 2001
Together With Auditors' Report


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
Engelman Securities, Inc.:

We have audited the accompanying statement of financial condition of **ENGELMAN SECURITIES, INC.** (an Illinois corporation) as of November 30, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Engelman Securities, Inc. as of November 30, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Chicago, Illinois
January 18, 2002

ENGELMAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

November 30, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,889,665
COMMISSIONS RECEIVABLE	1,221,805
RECEIVABLE FROM CLEARING ORGANIZATION	75,667
SECURITIES OWNED, AT MARKET VALUE	249,061
DEPOSITS WITH OTHER BROKER	105,820
CASH SURRENDER VALUE OF OFFICERS' LIFE INSURANCE	457,095
REFUNDABLE INCOME TAXES	249,166
EXCHANGE MEMBERSHIPS (at cost, market value $233,000)	24,600
LOAN TO OFFICER AND EMPLOYEE	73,500
OTHER ASSETS	33,593
Total assets	$ 4,379,972

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 3,053,254
Deferred income tax payable	7,000
Other	6,552
Total liabilities exclusive of subordinated liabilities	3,066,806
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	349,608
SHAREHOLDERS' EQUITY:	
Common stock, par value $5 per share; 1,000,000 shares authorized; 4,088 shares issued and outstanding	20,440
Retained earnings	1,152,810
	1,173,250
Less- Treasury stock, 822 shares common stock, at cost	(209,692)
Total shareholders' equity	963,558
Total liabilities and shareholders' equity	$ 4,379,972

The accompanying notes to the statement of financial condition is an integral part of this statement.

ENGELMAN SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

November 30, 2001

1. GENERAL BUSINESS NOTE

Engelman Securities, Inc. ("Engelman" or the "Company") is a registered broker-dealer and member of the Chicago Stock Exchange. In this capacity, it executes principal and agency transactions with other broker-dealers, clearing members of the National Stock Clearing Corporation and certain institutional customers. The clearing and depository functions are performed by another broker-dealer located in the United States.

The Company sold its 25% interest in Rock Island Index Trading, LLC, which is a specialist operation on the Chicago Stock Exchange as of June 30, 2001.

Boston Institutional Execution Services, LLC ("BIES"), a wholly owned subsidiary, was a registered broker-dealer and member of the Boston Stock Exchange which executed securities transactions as agent for other broker dealers and members of the National Stock Clearing Corporation. It ceased operations in November, 2000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Security transactions are recorded on a trade-date basis. Securities owned or securities sold not yet purchased are stated at quoted market values.

Depreciation is computed under an accelerated method over the estimated useful lives of the assets. Amortization of leasehold improvements is generally over the lesser of the life of the lease or the useful life of the improvements.

Exchange memberships owned are carried at cost or a lesser amount where the Company has provided for any permanent impairment.

The Company uses the liability method to provide for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," under which deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

The Company considers all money market instruments to be cash equivalents.

Investments of 20% to 50% were accounted for using the equity method.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and

the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. COMMITMENTS

The Company has a discretionary profit-sharing plan covering substantially all employees. The Company funds contributions currently. During the year, the Company authorized a contribution of $282,650.

The Company is in the process of renewing its lease for office space. However, at the present time, it is leasing the premise on a month-to-month basis, with an annual rent of $25,690.

The Company has adopted a deferred compensation plan covering certain employees. The plan generally provides that, upon termination, disability or death, the employees are to receive their deferred compensation. See Note 4.

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Certain employees covered by the deferred compensation plan referred to in Note 3 have subordinated to the claims of general creditors certain of their rights under this plan in the amount of $178,000. Of these subordinated claims, $61,000 of such amount is due March 31, 2002, and $117,000 is due November 30, 2002. There is a cash subordination agreement in the amount of $171,608 which matures on June 30, 2002, from an entity affiliated with a relative of a stockholder; the lender having the option to convert such obligation into 822 shares of common stock of the Company. Interest on the cash subordinated agreement is 9% per annum. The payment of any amounts covered by subordinated borrowings is not permitted if, after payment, the Company would be unable to meet minimum net capital requirements.

5. CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the Chicago Stock Exchange, Inc., Engelman is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that net capital, as defined, shall be at least the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. Net capital and aggregate indebtedness may change on a daily basis, but, at November 30, 2001, the Company had net capital and net capital requirements of $446,011 and $203,987, respectively. The ratio of aggregate indebtedness to total net capital was approximately 6.9 to 1. Withdrawals of capital, including payments on subordinated borrowings, are subject to more restrictive requirements than minimum capital requirements.

6. CAPITAL STOCK

The Company has entered into an agreement with its shareholders to purchase all shares of common stock owned or held as custodian by such shareholders upon the termination of employment or death of such shareholders. The purchase price, subject to certain limitations, is adjusted book value, as defined. The purchase of stock by the Company would not be

permitted if, after the purchase, the Company would be unable to meet the minimum net capital requirements.

7. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT

In the normal course of business, the Company executes and enters into securities transactions with other members of national securities exchanges and certain institutional customers. All securities transactions of the Company are cleared on an introduced basis through a clearing broker. All brokerage commissions receivable are due from various registered broker-dealers. The Company did not have any concentration with any single broker-dealer as of year-end. The cash surrender value of officers' life insurance is on policies with three major insurance companies, the largest one of which accounts for $279,206.

As an introducing broker for its business with institutional customers, the Company is contingently liable to the carrying broker in the event of nonperformance by such customers.

In the normal course of its business, the Company enters into long and short security positions. The risk of potential loss due to changes in the market may exceed the amounts recorded for such short transactions. The Company borrows securities to make delivery on short positions from a Chicago Stock Exchange, Inc. member firm.

The Company's policy is to continuously monitor its exposure to market and counterparty credit risk through the use of a variety of control procedures.

8. INCOME TAXES

Deferred income taxes payable, aggregating $7,000, arise primarily due to the Company's deferred compensation agreements, a reserve for accounts doubtful of collection, the reserve for permanent impairment of exchange memberships, cash surrender value of officers' life insurance in excess of the tax basis of such policies and other assets and liabilities which would not be taxable or deductible until recognized in the future. In management's opinion, all deferred tax assets are fully realizable as of November 30, 2001.

9. RELATED PARTY TRANSACIONS

The company has a loan to officer and employee of $73,500 as of November 30, 2001. Of this balance, $45,000 is an advance on the bonus of one of the officer's of the Company. Interest is not charged on this advance. The remainder of the balance, $28,500 is a loan to an employee. The loan provides for interest at .5% over the prime rate.